Sapiens Signs $700,000 License with Guardian Financial Services

Guardian Financial Services licensed Sapiens’ Insurance Software

Uxbridge, UK, May 23 2012 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announces today that Guardian Financial Services has licensed Sapiens’ insurance software solution, in a contract worth $700,000.

Guardian Financial Services, established in 1821, is the collective trading name for Guardian Assurance plc, Guardian Linked Life Assurance Ltd and Guardian Pensions Management Ltd. Based in Lytham St Annes, Lancashire, Guardian has over 300,000 policies, approximately 170 employees and has been processing mainly runoff business for the past decade. The Company was a wholly-owned subsidiary of AEGON, and was acquired by Cinven in August 2011.

Through Guardian Financial Services, Cinven is equipped with an attractive entry point into the UK closed life market and a strong platform from which to execute a consolidation strategy for the sector. The fragmented nature of the life insurance market coupled with the ongoing pressure that the industry is facing is set to drive continued consolidation in the market.

Mr. Roni Al-Dor, President and CEO of Sapiens, commented “Our commitment to the financial services and insurance market is undisputed, as we help our customers manage their core business with our solutions. We are proud to continue and service Guardian Financial Services as our customer and help them achieve their business goals. “

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life&Pension, Property&Casualty, and Reinsurance markets. We serve over 75 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

e-Mail: osnat.se@sapiens.com